FIRST AMENDMENT TO
KEY EXECUTIVE RETENTION AND SEVERANCE AGREEMENT

THIS FIRST AMENDMENT (this "Amendment") is entered into on the ____ day of January, 2004, by and between Charles O. Dunn ("Executive") and Mississippi Chemical Corporation ("Company").

WHEREAS, the Executive and the Company entered into that certain Key Executive Retention and Severance Agreement, dated as of October 2, 2003 (the "Original Agreement");

WHEREAS, the Executive and the Company desire to amend the Original Agreement;

NOW, THEREFORE, the parties hereto agree as follows:

A.   References to Sections and Headings herein shall refer to the corresponding sections and headings in the Original Agreement, except as may otherwise be indicated. Terms not otherwise defined herein shall have the meanings assigned to them under the Original Agreement. The Original Agreement and this Amendment are collectively referred to herein as the "Amended Agreement".

B.   The provisions under the heading "Employment Terms" shall be amended as follows:

(i)   Section 1 is hereby deleted and replaced with the following:

1.   "Resignation. The Executive submits, and the Company accepts, the Executive's resignation from his position as President and Chief Executive Officer and also from his position as a Director, subject to the terms and conditions stated in this Amendment and the approval of the United States Bankruptcy Court for the Southern District of Mississippi (the "Court")."

(ii)   Sections 2 and 3 are hereby deleted and replaced with the following:

2.   "[Deleted]."

3.   "[Deleted]."

(iii)   Section 4 is hereby deleted and replaced with the following:

4.   "Base Salary. For purposes of calculation, the Executive's "Base Salary" shall be the Executive's base salary in effect on the date of this Amendment."

(iv)   Section 5 is hereby deleted and replaced with the following:

5.   "Benefits. On the Amendment Effective Date, the Executive's rights to the benefits described under the Headings "Key Executive Retention" and "Key Executive Severance" shall permanently vest, with such amounts to be

payable as stated in the provisions of such Headings, but without regard to the provisions under such Headings that relate to (a) continued employment for eligibility for Retention Bonus, (b) termination without Cause or Constructively for Severance Benefits, (c) termination without Cause or Constructively otherwise, and (d) benefit reduction for successor employment. Employment by the Executive from and after the Effective Date hereof shall not reduce the vested benefits hereunder."

(v)   Section 7 is hereby deleted and replaced with the following:

7.   "<u>Amendment Effective Date</u>.

(a)   The effective date of this Amendment shall be the later of (i) March 1, 2004, and (ii) the date upon which the Court's order approving this Amendment becomes final and non-appealable (the "Amendment Effective Date"). References to the Termination Date in the Original Agreement are hereby amended to substitute Amendment Effective Date for each such reference.

(b)   If this Amendment is not approved by the Court, (i) this Amendment shall be deemed void *ab initio*, and the Executive's employment with the Company shall be governed by the Original Agreement as if this Amendment had never existed; and (ii) the Company shall be forever prohibited from using the existence of this Amendment or the actions of the Executive in connection with this Amendment in a manner adverse to the Executive under the Original Agreement."

C.   The provisions under the Heading "For Cause and Constructive Terminations" are hereby deleted.

D.   The Company and the Executive each agree that the Executive shall have the right to elect to receive the benefits of any and all releases of officers or directors of the Company which may be included in a plan of reorganization confirmed by the Court, and that any and all rights of indemnification or otherwise which the Executive may have under applicable corporate law, the bylaws, or articles of incorporation of the Company are not, and shall not be, waived or released by this Amendment, the Original Agreement, or any documents executed pursuant hereto or thereto.

E.   The provisions under the Heading "Entire Agreement" are hereby deleted and replaced with the following:

"<u>Entire Agreement</u>. On the Amendment Effective Date, the Amended Agreement (including the Release and Waiver of Rights attached hereto when executed) shall constitute the entire agreement between the parties and, except as expressly provided in such documents, supersedes all other prior agreements concerning the Executive's employment by the Company and the separation of the Executive from employment by the Company. However, the Amended Agreement does not supersede any other confidentiality or secrecy agreement(s) binding the Executive regarding the confidentiality of information of the Company or as to which the Company has an obligation of secrecy for the benefit of another party. Further, the Amended Agreement does not impact the Executive's right to participate in or benefit from any Company benefit plan, procedure, or policy unless specifically excluded from participation hereby (*i.e.*, the SUB Plan). The Amended Agreement may be changed only by a written agreement executed by the Company and the Executive. The Executive and the Company agree that if any portion of the Amended Agreement is held to be invalid or unenforceable, the other portions shall remain valid and enforceable."

THIS AMENDMENT has been executed on, and is effective as of, the date first stated above and may be executed in multiple counterparts, each of which shall be deemed an original.

COMPANY	EXECUTIVE
By_____	By:_____
John Sharp Howie	Charles O. Dunn
Vice Chairman of the Board of Directors	President and
and Chairman of the Compensation	Chief Executive Officer
Committee	